UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principal place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: October 15, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The below contains the plain text of the news item that was published on Aegon’s website on October 15, 2026.

Aegon today implemented important steps towards its future as a U.S.-based company after its shareholders approved the company’s redomiciliation to the US at Aegon’s Extraordinary General Meeting of October 8, 2026.

The approval gave Aegon a clear mandate to proceed with the repurchase of all outstanding Common Shares B held by its largest shareholder, Vereniging Aegon Americas (VAA, formerly Vereniging Aegon), in exchange for common shares with equal voting rights on a 40-to-1 basis. That conversion was executed and completed today, subsequently terminating the voting rights agreement and call option of the Vereniging and significantly simplifying Aegon’s capital structure to a single class of common stock.

Upon completion of the conversion, Aegon also implemented interim bye-laws that align the company’s governance with US practices, supporting Aegon’s next phase of growth as it pursues its ambition of becoming a US leader in life insurance and retirement services, with a global asset manager and well-positioned international subsidiaries.

Beginning of a new era

David Herzog, Chairman of the Board of Aegon Ltd, on shareholder support for the Redomiciliation at the EGM: “The approval marks an important step forward. This is more than a legal or governance step. It formally marks the beginning of a new era for Aegon – one in which we will pursue our ambition in the US with greater focus, greater alignment, with a structure that better reflects who we are becoming and that will allow us to compete for talent, capital and customers.”

Lard Friese, CEO, stated: “I am excited about the opportunity ahead and confident in our ability to build a stronger future as Transamerica. Importantly, I want to express my sincere gratitude to all my colleagues across the company. It is because of their incredible hard work and continued dedication to our customers, that we can look forward to an exciting future as we and build a bigger, better and more profitable life insurance and retirement company – a leader in the US market.”

Aegon is currently in the process of building its head office in New York City. The redomiciliation itself is expected to become effective on or around January 1, 2028, after which the holding company will be renamed Transamerica Inc. Between now and then, teams across Aegon will continue working on the operational, regulatory and reporting changes needed to complete the transition successfully.

Copies of the amended bye-laws approved at the EGM are available on Aegon’s website and have been filed with the SEC.